January 9, 2017

VIA FEDERAL EXPRESS, EMAIL AND THE EDGAR SYSTEM

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention:  Tiffany Piland Posil, Special Counsel

Re:

Creative Learning Corporation

Preliminary Revised Proxy Statement on Schedule 14A

Filed January 3, 2017

File No. 000-52883

Dear Ms. Posil:

On behalf of our client, Creative Learning Corporation (the “Company”), we are responding to comments on the Preliminary Revised Proxy Statement on Schedule 14A filed by the Company on January 3, 2017 (the “Preliminary Revised Proxy Statement”) provided by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated January 5, 2017 (the “Comment Letter”).  In conjunction with these responses, the Company is concurrently filing a further revised Preliminary Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Summary Compensation Table, page 14

1.

Staff Comment:  Please revise footnote three to clarify the components of all other compensation received by each of the named executive officers.

Company Response:  In response to the Staff’s comment, the Preliminary Revised Proxy Statement has been further revised to describe the components of all other compensation received by each of the named executive officers.

Securities and Exchange Commission

January 9, 2017

Certain Relationships and Related Party Transactions, page 15

2.

Staff Comment:  Please disclose the information required by Item 404(b) of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

Company Response:  In response to the Staff’s comment, the Preliminary Revised Proxy Statement has been further revised to include the information required by Item 404(b) of Regulation S-K.

* * *

Securities and Exchange Commission

January 9, 2017

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

/s/ Dennis J. Block
Dennis J. Block
Sr. Chairman Global M&A, Greenberg Traurig, LLP

cc:

Charles Grant, Chairman, Creative Learning Corporation

Scott Mendeloff, Greenberg Traurig, LLP